Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Cardiovascular Systems, Inc.:
We consent to the incorporation by reference in this registration statement on Form S-8 of Cardiovascular Systems, Inc. (formerly known as Replidyne, Inc.) of our report dated February 23, 2009, with respect to the balance sheets of Replidyne, Inc. as of December 31, 2008 and 2007, and the related statements of operations, stockholders’ equity (deficit), and comprehensive income (loss), and cash flows for each of the years in the two-year period ended December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of Replidyne, Inc. (now known as Cardiovascular Systems, Inc.).

/s/ KPMG LLP

Boulder, Colorado
July 16, 2009